EX.99(h)(iii)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This Agreement is made as of this 21st day of January, 2025, by and between Smead Funds Trust (the “Trust”), on behalf of the series and classes of the Trust listed on the attached Schedule A (the “Funds”), and Smead Capital Management, Inc. (the “Adviser”).

WHEREAS, the Adviser and the Trust, on behalf of each Fund, have entered into an Amended and Restated Investment Advisory Agreement dated as of January 12, 2022, as amended, pursuant to which the Adviser provides certain advisory services to each Fund in exchange for a management fee; and

WHEREAS, the Adviser desires to waive its management fee and/or reimburse certain Fund expenses in order to reduce the ordinary annual fund operating expenses borne by shareholders of certain classes of shares of the Funds.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the Trust and the Adviser as follows:

1.   During the term of this Agreement, the Adviser agrees to waive its management fees and/or reimburse Fund expenses in amounts sufficient to maintain the Expense Limit (as defined below) specified for each Fund and share class listed on Schedule A.

2.   For purposes of this Agreement, the “Expense Limit” with respect to any class of any Fund shall be expressed as a ratio of ordinary annual class operating expenses to average net assets of the class (the “Operating Expense Ratio”). For purposes of calculating the Operating Expense Ratio of each Fund and share class, ordinary annual class operating expenses shall:

(a)

exclude taxes, expenses of leverage, interest, brokerage commissions, dividends and interest expense on securities sold short, “Acquired Fund Fees and Expenses” (as that term is used in Form N-1A and interpreted by the Securities and Exchange Commission), and extraordinary expenses such as litigation; and

(b)	include Rule 12b-1 and shareholder servicing fees.

3.   In the event that the Operating Expense Ratio of a Fund and share class, as accrued each month, exceeds its Expense Limit, the Adviser will waive its management fees and/or reimburse Fund expenses (in each case, for the benefit of the relevant share class), within 30 days following the end of the month.

4.   During the term of this Agreement, the Adviser shall not have the right to increase any Expense Limit set forth in Schedule A for any class of any Fund, but it shall have the right, in its discretion, to reduce the Expense Limit set forth in Schedule A for any class of any Fund; provided that the Adviser furnishes written notice of the new Expense Limit and its effective date to the Board of Trustees of the Trust (the “Board”) within 30 days of the reduction in the Expense Limit. The Adviser hereby acknowledges and agrees that any such reduced Expense Limit shall remain in effect for the remaining term of this Agreement or such other period as the Board and the Adviser find appropriate.

5.  During the three calendar years from the date management fees are waived or Fund expenses are reimbursed by the Adviser hereunder, the Adviser has the right to recoup such fee waivers and/or expense reimbursements; provided that a Fund may make such repayments to the Adviser only if such repayment does not cause the Operating Expense Ratio of the applicable share class of the Fund (taking into account the repayment) to exceed (a) the Expense Limit at the time such amounts were waived and/or reimbursed or (b) the then current Expense Limit. Any such repayment may not be made prior to the payment of current operating expenses of the Fund (and applicable share class).

6.  The Adviser understands and intends that the Trust will rely on this Agreement in preparing and filing its registration statement on Form N-1A and in accruing each Fund’s expenses for purposes of calculating the net asset value of each share class and for other purposes, and expressly permits the Trust to do so.

7.  This Agreement is effective as of April 1, 2025 for an initial term of one year and, thereafter, shall continue in effect for additional successive terms of one year each, unless sooner terminated as set forth below, provided that such continuation is approved at least annually by the Board of Trustees. This Agreement may only be terminated with respect to one or both Funds prior to the end of a term by, or with the consent of, the Board.

8.  This Agreement and the attached Schedule A set forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersede all prior agreements, arrangements, and understandings, written or oral, among the parties.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

SMEAD FUNDS TRUST		SMEAD CAPITAL MANAGEMENT, INC.
By:	/s/ Cole Smead	By:	/s/ Cole Smead
	Name: Cole Smead		Name: Cole Smead
	Title: President		Title: CEO

Schedule A

Expense Limits

Smead Value Fund
Investor Class	1.26%
Class A	1.26%
Class C	1.84%
Class I1	0.99%
Class I2	0.94%
Class R1	1.59%
Class R2	1.44%
Class R3	1.34%
Class R4	1.09%
Class Y	0.84%

Smead International Value Fund
Investor Class	1.25%
Class A	1.42%
Class C	2.00%
Class I1	1.15%
Class I2	1.10%
Class Y	1.00%